SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 000-51839

CHINA GRENTECH CORPORATION LIMITED

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Tel: (86 755) 2650-3007

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .)

N/A

SIGNATURES	3
Exhibit 99.1
Exhibit 99.2

This Form 6-K consists of:

Exhibit 99.1	Press Release

Exhibit 99.2	Amended and Restated Agreement and Plan of Merger, dated as of January 20, 2012, by and among Talenthome Management Limited, Xing Sheng Corporation Limited and China GrenTech Corporation Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director and Chief Financial Officer

Date: January 20, 2012

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